                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                              (Amendment No. 6)*

                      Dairy Mart Convenience Stores, Inc.
                               (Name of Issuer)

                Class B Common Stock, Par Value, $.01 Per Share
                        (Title or Class of Securities)

                                   233860105
                                (CUSIP Number)

                       DM Associates Limited Partnership
                             c/o Charles Nirenberg
                      Dairy Mart Convenience Stores, Inc.
                               One Vision Drive
                              Enfield, CT  06032

                                  Copies to:

                           Daniel L. Goldberg, Esq.
                             Bingham, Dana & Gould
                              150 Federal Street
                               Boston, MA  02110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 7, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 233860105                      13D


1  NAMES OF REPORTING PERSONS

   DM ASSOCIATES LIMITED PARTNERSHIP

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   IRS Identification No. 06-1334995


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [X]
                (b) [_]


3  SEC USE ONLY




4  SOURCE OF FUNDS (See Instructions)

   WC,00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                 [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7  SOLE VOTING POWER

   Sole Voting Power: Voting and dispositive power of the Shares (as defined in this Schedule 13D) owned of record by DM Associates Limited Partnership are held by its general partners, DM Management Associates I and DM Management Associates II.


8  SHARED VOTING POWER

   See question 7 above


9  SOLE DISPOSITIVE POWER

   See question 7 above

10 SHARED DISPOSITIVE POWER

   See question 7 above


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0  (See Item 5)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                           [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   Not applicable


14 TYPE OF REPORTING PERSON (See Instructions)

   PN


                              Page 2 of 11 Pages

CUSIP No. 233860105                         13D

1  NAMES OF REPORTING PERSONS

   NEW DM MANAGEMENT ASSOCIATES I

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   I.R.S. Identification No.:  Applied For


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [X]
                (b) [_]


3  SEC USE ONLY



4  SOURCE OF FUNDS (See Instructions)

   Not Applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                 [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7  SOLE VOTING POWER

   0


8  SHARED VOTING POWER

   1,529,624


9  SOLE DISPOSITIVE POWER

   0


10 SHARED DISPOSITIVE POWER
   1,645,593


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,645,593 (See Item 5)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                           [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   55.6%


14 TYPE OF REPORTING PERSON (See Instructions)

   PN

                              Page 3 of 11 Pages

CUSIP No. 233860105                         13D

1  NAMES OF REPORTING PERSONS

   CHARLES NIRENBERG

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Social Security No. ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [X]
                (b) [_]


3  SEC USE ONLY



4  SOURCE OF FUNDS (See Instructions)

   PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                 [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7  SOLE VOTING POWER

   500


8  SHARED VOTING POWER

   1,529,074


9  SOLE DISPOSITIVE POWER

   1,645,043


10 SHARED DISPOSITIVE POWER

   0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,645,043 (See Item 5)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                           [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   55.6%


14 TYPE OF REPORTING PERSON (See Instructions)

   IN


                              Page 4 of 11 Pages

CUSIP No. 233860105                         13D

1  NAMES OF REPORTING PERSONS

   MITCHELL J. KUPPERMAN

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Social Security No. ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [X]
                (b) [_]


3  SEC USE ONLY



4  SOURCE OF FUNDS (See Instructions)

   PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                 [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7  SOLE VOTING POWER

   14,604


8  SHARED VOTING POWER

   1,508,608


9  SOLE DISPOSITIVE POWER

   14,604


10 SHARED DISPOSITIVE POWER

   0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,523,212 (See Item 5)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                           [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   51.5%


14 TYPE OF REPORTING PERSON (See Instructions)

   IN


                              Page 5 of 11 Pages

      Reference is hereby made to the Statement on Schedule 13D, dated March 12, 1992, filed jointly by DM Associates Limited Partnership, DM Management Associates, and Frank Colaccino, as amended by (i) Amendment No. 1 thereto, dated August 29, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (ii) Amendment No. 2 thereto, dated September 1, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (iii) Amendment No. 3 thereto, dated September 8, 1994, filed jointly by DM Associates Limited Partnership, New DM Management Associates and Charles Nirenberg, (iv) Amendment No. 4 thereto, dated January 27, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Frank Colaccino, Charles Nirenberg, Robert B. Stein, Jr., Gregory G. Landry and Mitchell J. Kupperman, and (v) Amendment No. 5 thereto, dated May 19, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I and Charles Nirenberg (said Statement on Schedule 13D, as so amended, being hereinafter referred to as the "Schedule 13D"). This Amendment No. 6 to Schedule 13D is being filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman for purposes of amending and supplementing certain information with respect to DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Charles Nirenberg and Mitchell J. Kupperman provided in the
Schedule 13D. Unless otherwise defined herein, capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          At the meeting of the Board of Directors of the Company (the "Board") held on April 20, 1995, the Board established a nominations committee (the "Nominations Committee") for the purpose of recommending to the Board a list of individuals to be nominated by the Board for election or reelection, as the case may be, as directors of the Company at the Company's 1995 Annual Meeting of Stockholders. Pursuant to procedures established by the Board at such April 20, 1995 meeting, members of the Board were entitled to submit names of potential nominees for the consideration of the Nominations Committee no later than June 1, 1995, and the Nominations Committee was supposed to make a recommendation to the Board at the June 8, 1995 meeting of the Board, whereupon the Board would, at the June 8, 1995 meeting, consider such recommendation and agree on a slate of nominees that the Board would recommend for election or reelection.

                              Page 6 of 11 Pages

          In accordance with the procedures established by the Board, Charles Nirenberg, a director of the Company and the Managing Partner of DM Management I, submitted a proposal (the "Nirenberg Proposal") to the Nominations Committee pursuant to which (i) the size of the Board would be increased from eight to nine directors, (ii) all current members of the Board, other than John Everets, would be nominees for reelection to the Board, and (iii) three additional individuals (whose names were submitted by Mr. Nirenberg as part of the proposal) would be nominees for election to the Board. Under the Nirenberg Proposal, two of such three additional individuals would be nominees for election as Class B directors and the third individual would be a nominee for election as an additional Class A director. Of the two additional individuals proposed by Mr. Nirenberg for election as Class B directors, one would fill the existing vacancy in the Board and the other would stand for election in lieu of Mr. John Everets.

          At the meeting of the Board on June 8, 1995, the Nominations Committee failed to make a recommendation to the Board concerning the Nirenberg Proposal and the Board failed to consider or vote upon any slate of nominees for election to the Board at the Company's 1995 Annual Meeting of Stockholders. Instead, the Board voted to delay the 1995 Annual Meeting of Stockholders until October 31, 1995. This is the second time that the Board has delayed the 1995 Annual Meeting of Stockholders. The first delay occurred at the April 20, 1995 meeting when the Board originally voted to schedule the 1995 Annual Meeting of Stockholders for August 7, 1995, a date which is well past (i) June 8, 1995, the date on which the 1995 Annual Meeting of Stockholders is required to be held pursuant to the Company's By-laws, and (ii) July 8, 1995, the anniversary of the date on which the Company held its Annual Meeting of Stockholders last year.

          Mr. Nirenberg, as the Managing Partner of DM Management I, the General Partner of DM Associates, and Mitchell J. Kupperman, a fellow Partner of DM Management I, have agreed that it would be in the best interests of the Company and its stockholders, including DM Associates, which is the largest stockholder of the Company, to exercise the voting power of DM Associates for purposes of changing the composition of the Board, effective August 8, 1995. Messrs. Nirenberg and Kupperman intend to cause DM Management I to execute and deliver, for and on behalf of DM Associates, a written consent with respect to certain of the shares of Class B Common Stock of the Company owned by DM Associates, representing a majority of the issued and outstanding shares of Class B Common Stock of the Company, for purposes of electing to the Board, as Class B Directors, (i) all of the current Class B directors other than

                               Page 7 of 11 Pages

     John Everets and Robert B. Stein, Jr. and (ii) two additional nominees to succeed Messrs. Everets and Stein. Such election will become effective immediately upon delivery of the executed written consent on August 8, 1995. Immediately after such election, the Board will be composed of Messrs. Theodore Leed and Frank Barrett, as Class A directors, and Mr. Nirenberg, Mr. Kupperman, Mr. Landry and DM Associates' two nominees, as Class B directors.


Item 5.  Interest in Securities of the Issuer.

     The disclosure provided in Item 5 of Schedule 13D concerning beneficial ownership of Shares by each Reporting Person and by DM Management II is hereby modified, amended and updated by the information set forth below.

     The following table sets forth certain information concerning beneficial ownership of shares by each Reporting Person and by DM Management II:

                            SHARES
                         BENEFICIALLY  PERCENT OF
NAME OF PERSON              OWNED       CLASS (1)
-----------------------  ------------  -----------
DM Associates                     -0-    --
DM Management I             1,645,593   55.6% (2)
DM Management II              329,119   11.1% (3)
Charles Nirenberg           1,645,043   55.6% (4)
Mitchell J. Kupperman       1,523,212   51.5% (5)

(1)  Based on 2,959,315 Shares issued and outstanding as of August 4, 1994

(2) DM Management I, as managing general partner of DM Associates, has voting and dispositive power with respect to these Shares

(3) DM Management II, as special general partner of DM Associates, has voting and dispositive power with respect to these Shares.

(4) Includes: (i) 500 Shares which Mr. Nirenberg beneficially owns individually and has sole voting and dispositive power, (ii) 1,529,074 Shares as to which Mr. Nirenberg shares voting power with Messrs. Stein, Landry and Kupperman, as general partners of DM Management I, and (iii) 1,645,043 Shares as to which Mr. Nirenberg has sole dispositive power as managing general partner of DM Management I. Mr. Nirenberg, as an officer, director and the sole shareholder of FCN, also has shared voting power as the pledgee under the Stock Pledge Agreement with respect to 1,220,000 of the 1,529,074 Shares listed in (ii) of this Note 4, and shares dispositive power as the pledgee under the Stock Pledge Agreement with respect to 1,220,000 of the 1,645,043 Shares listed in (iii) of this Note 4. Does not

                               Page 8 of 11 Pages
     include 500 shares of Class A Common Stock beneficially owned by Mr. Nirenberg.

(5) Includes: (i) 14,604 Shares which Mr. Kupperman beneficially owns individually and has sole voting and dispositive power and (ii) 1,508,608 Shares as to which Mr. Kupperman shares voting power with Messrs. Nirenberg, Stein and Landry, as general partners of DM Management I. Does not include 64,111 shares of Class A Common Stock beneficially owned by Mr. Kupperman, 58,750 of which are subject to currently exercisable options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          As described in Item 4 of Schedule 13D, as amended by Amendment
     No. 6 thereto (all of the disclosure provided in such Item 4 being hereby expressly incorporated by reference), Charles Nirenberg and Mitchell J. Kupperman, in their capacities as partners of DM Management I, the managing general partner of DM Associates, have agreed to cause DM Management I to execute and deliver, for and on behalf of DM Associates, a written consent pursuant to which DM Associates would exercise its power to vote certain of the shares of Class B Common Stock of the Company owned by DM Associates, representing a majority of the issued and outstanding shares of Class B Common Stock of the Company, for purposes of effecting the changes in the composition of the Board described in more detail in such
     Item 4.

          Each Reporting Person acknowledges that such agreement by Messrs. Nirenberg and Kupperman to cause DM Associates to exercise its voting power, in the manner described in the paragraph above, for purposes of effecting such changes in the composition of the Board may cause such Reporting Person to be deemed to have become a member of a "group", within the meaning of Rule 13d-5(b)(1) of the Act, comprised of all of the Reporting Persons.


Item 7.   Material to be Filed as Exhibits.

EXHIBIT A      Agreement relating to the joint filing of this Amendment No. 6 to
               Schedule 13D, as required by Rule 13d-1(f).

                               Page 9 of 11 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         DM ASSOCIATES LIMITED PARTNERSHIP

                           By: New DM Management Associates I,
                                General Partner

                              By: /s/ Charles Nirenberg
                                  ---------------------
                                    Charles Nirenberg,
                                      Managing Partner

                         NEW DM MANAGEMENT ASSOCIATES I

                         By: /s/ Charles Nirenberg
                             ---------------------
                            Charles Nirenberg,
                              Managing Partner


                         /s/ Charles Nirenberg
                         ---------------------
                         Charles Nirenberg


                         /s/ Mitchell J. Kupperman
                         -------------------------
                         Mitchell J. Kupperman

                              Page 10 of 11 Pages

                                                                       EXHIBIT A



     The undersigned agree that a statement on Schedule 13D to be filed with the Securities and Exchange Commission on August 8, 1995, will be filed on behalf of each of them.


                         DM ASSOCIATES LIMITED PARTNERSHIP

                           By: New DM Management Associates I,
                                General Partner

                              By: /s/ Charles Nirenberg
                                  ---------------------
                                    Charles Nirenberg,
                                      Managing Partner

                         NEW DM MANAGEMENT ASSOCIATES I

                         By: /s/ Charles Nirenberg
                             ---------------------
                            Charles Nirenberg,
                              Managing Partner


                         /s/ Charles Nirenberg
                         ---------------------
                         Charles Nirenberg


                         /s/ Mitchell J. Kupperman
                         -------------------------
                         Mitchell J. Kupperman

                              Page 11 of 11 Pages